February 5, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Source Energy Partners L.P.

Registration Statement on Form S-1 (as amended)

File No. 333-185754

Dear Mr. Schwall:

As representative of the several underwriters in connection with the proposed public offering (the “Offering”) of New Source Energy Partners L.P.’s (the “Partnership”) common units, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (Washington, D.C. time) on February 7, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated January 30, 2013, through the date hereof:

Preliminary Prospectus dated January 30, 2013:

4,790 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned as a representative of the several underwriters, has and will, and each underwriter has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED
STIFEL, NICOLAUS & COMPANY INCORPORATED
BMO CAPITAL MARKETS CORP.
OPPENHEIMER & CO. INC. as representatives of the several underwriters

By:	Robert W. Baird & Co. Incorporated

By:	/s/ Curtis H. Goot
Name:	Curtis H. Goot
Title:	Managing Director